SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: November 8, 2024

List of Materials

Documents attached hereto:

Consolidated Financial Summary for the Second Quarter (Semi-annual) Ended September 30, 2024

Consolidated Financial Summary for the Second Quarter (Semi-annual)

Ended September 30, 2024

(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

November 8, 2024
Company name	: Sony Group Corporation
Stock exchange listing	: Tokyo Stock Exchange (“TSE”)
Securities code	: 6758
URL	: https://www.sony.com/en/SonyInfo/IR/
Representative	: Kenichiro Yoshida, Representative Corporate Executive Officer
Contact person	: Sadahiko Hayakawa, Senior Vice President
Telephone	: +81-3-6748-2111
Scheduled date to file semi-annual securities report	: November 14, 2024
Scheduled date to commence dividend payment	: December 5, 2024
Preparation of supplementary materials on financial results	: Yes
Holding of financial results briefing	: Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the six months ended September 30, 2024 (from April 1, 2024 to September 30, 2024)

(1) Consolidated operating results (cumulative)	(Percentages indicate year-on-year changes.)

Consolidated	Sales and financial services revenue		Operating income		Income before income taxes		Net income		Net income attributable to Sony Group Corporation’s stockholders
Six months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
September 30, 2024	5,917,246	2.2	734,183	42.3	767,114	43.8	575,653	37.4	570,134	36.5
September 30, 2023	5,792,275	19.3	516,051	-29.7	533,629	-25.9	419,098	-23.3	417,650	-23.1

Consolidated	Total comprehensive income		Adjusted OIBDA*		Adjusted EBITDA*		Basic earnings per share*1	Diluted earnings per share*1
Six months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen	Yen
September 30, 2024	370,021	-37.1	1,081,394	31.6	1,068,457	28.3	93.84	93.53
September 30, 2023	588,685	-23.7	822,038	-14.9	832,572	-15.4	67.70	67.48

*1	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

For all segments excluding Financial Services*	Sales and financial services revenue		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders		Adjusted OIBDA*		Adjusted EBITDA*
Six months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
September 30, 2024	5,540,878	10.5	638,467	43.2	671,398	30.8	501,913	19.9	972,056	31.7	959,119	20.1
September 30, 2023	5,014,696	12.2	445,865	-13.3	513,477	-5.2	418,548	-1.6	737,947	-2.3	798,515	-1.9

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets
As of	Yen in millions	Yen in millions	Yen in millions	%
September 30, 2024	34,280,701	8,015,820	7,708,972	22.5
March 31, 2024	34,107,490	7,756,105	7,587,177	22.2

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2024	-	40.00	-	45.00	85.00
Fiscal year ending March 31, 2025	-	50.00
Fiscal year ending March 31, 2025 (Forecast)*2			-	10.00	-

Note: Revisions to the forecast of dividends most recently announced: No

*2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-end dividend per share forecast for the fiscal year ending March 31, 2025 is based on a number of shares taking into account the stock split. The total annual dividend per share forecast for the fiscal year ending March 31, 2025 is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to the effect of the stock split. Without taking the stock split into account, the year-end dividend per share forecast for the fiscal year ending March 31, 2025 would be 50 yen and the total annual dividend per share forecast for the fiscal year ending March 31, 2025 would be 100 yen.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2025 (from April 1, 2024 to March 31, 2025)

(Percentages indicate year-on-year changes.)

Fiscal year ending March 31, 2025	Sales and financial services revenue		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders		Adjusted OIBDA*		Adjusted EBITDA*
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Consolidated	12,710,000	-2.4	1,310,000	8.4	1,335,000	5.2	980,000	1.0	1,995,000	9.2	1,995,000	9.7
For all segments excluding Financial Services*	11,800,000	4.7	1,165,000	12.5	1,190,000	3.9	875,000	-2.4	1,825,000	11.0	1,825,000	8.2

Note: Revisions to the forecast for the fiscal year ending March 31, 2025 most recently announced: Yes

*	Adjusted OIBDA (Operating Income Before Depreciation and Amortization), Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and figures for all segments excluding Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony Group Corporation believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA are calculated by the following formulas, respectively. For the reconciliations for Adjusted OIBDA and Adjusted EBITDA, please refer to “Q2 FY2024 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the Timely Disclosure Network (“TDnet”) of the TSE, the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system of the U.S. Securities and Exchange Commission (the “SEC”) and the website of Sony Group Corporation.

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring.

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring.

For details about the preparation of the Financial Statements for all segments excluding Financial Services, please refer to page 17 of the Appendix.

Notes

(1)	Significant changes in scope of consolidation during the period		: No

(2)	Changes in accounting policies and changes in accounting estimates:

	(i)	Changes in accounting policies required by IFRS Accounting Standards	: Yes
	(ii)	Changes in accounting policies due to other reasons	: No
	(iii)	Changes in accounting estimates	: No

(3)	Number of issued shares (common stock):

(i)	Total number of issued shares at the end of the period (including treasury stock)

As of September 30, 2024	6,243,097,945	shares
As of March 31, 2024	6,306,159,445	shares

(ii)	Number of shares of treasury stock at the end of the period

As of September 30, 2024	208,436,240	shares
As of March 31, 2024	198,915,015	shares

(iii)	Average number of shares outstanding during the period (cumulative from the beginning of the fiscal year)

Six months ended September 30, 2024	6,075,284,132	shares
Six months ended September 30, 2023	6,169,576,238	shares

Notes:

1	Please refer to “Notes to Condensed Semi-annual Consolidated Financial Statements - Accounting Policy and Other Information (Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)” for number of shares used as basis for calculating consolidated per share data.

2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for the number of issued shares (common stock) are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

*	Consolidated Financial Summary for the Second Quarter (Semi-annual) is exempt from review conducted by certified public accountants or an audit firm.

*	Proper use of earnings forecasts, and other special matters:

Please refer to “Cautionary Statement” on page 24 of the Appendix for assumptions and other matters related to the forecast of financial results.

Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Appendix)

Table of Contents for Appendix

Condensed Semi-annual Consolidated Financial Statements (Unaudited)	2

Condensed Semi-annual Consolidated Statements of Financial Position	2
Condensed Quarterly Consolidated Statements of Income (Three months ended September 30)	4
Condensed Quarterly Consolidated Statements of Comprehensive Income (Three months ended September 30)	5
Condensed Semi-annual Consolidated Statements of Income (Six months ended September 30)	6
Condensed Semi-annual Consolidated Statements of Comprehensive Income (Six months ended September 30)	7
Condensed Semi-annual Consolidated Statements of Changes in Stockholders’ Equity (Six months ended September 30)	8
Condensed Semi-annual Consolidated Statements of Cash Flows (Six months ended September 30)	9
Notes to Condensed Semi-annual Consolidated Financial Statements	11
- Business Segment Information	11
- Going Concern Assumption	21
- Accounting Policy and Other Information	21
- Subsequent Event	23

Overview of Operating Results	24

Cautionary Statement	24

All financial information is presented on the basis of IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Condensed Semi-annual Consolidated Financial Statements

Condensed Semi-annual Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2024	September 30, 2024	Change from March 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	1,907,113	1,728,710	(178,403)
Investments and advances in the Financial Services segment	398,153	398,689	536
Trade and other receivables, and contract assets	2,158,196	2,151,146	(7,050)
Inventories	1,518,644	1,736,206	217,562
Other financial assets	125,365	107,871	(17,494)
Other current assets	669,335	644,932	(24,403)
Total current assets	6,776,806	6,767,554	(9,252)
Non-current assets:
Investments accounted for using the equity method	423,744	363,296	(60,448)
Investments and advances in the Financial Services segment	18,939,794	18,910,555	(29,239)
Property, plant and equipment	1,522,640	1,533,140	10,500
Right-of-use assets	503,395	520,320	16,925
Goodwill	1,487,100	1,439,635	(47,465)
Content assets	1,928,113	2,188,117	260,004
Other intangible assets	615,602	657,703	42,101
Deferred tax assets	499,550	450,066	(49,484)
Other financial assets	897,341	922,166	24,825
Other non-current assets	513,405	528,149	14,744
Total non-current assets	27,330,684	27,513,147	182,463
Total assets	34,107,490	34,280,701	173,211

(Continued on the following page.)

Condensed Semi-annual Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2024	September 30, 2024	Change from March 31, 2024
LIABILITIES
Current liabilities:
Short-term borrowings	1,812,605	1,820,735	8,130
Current portion of long-term debt	217,711	259,487	41,776
Trade and other payables	2,064,905	2,280,138	215,233
Deposits from customers in the banking business	3,670,567	3,586,639	(83,928)
Income taxes payables	152,074	126,582	(25,492)
Participation and residual liabilities in the Pictures segment	251,743	230,165	(21,578)
Other financial liabilities	116,044	102,517	(13,527)
Other current liabilities	1,906,396	1,864,774	(41,622)
Total current liabilities	10,192,045	10,271,037	78,992
Non-current liabilities:
Long-term debt	2,058,117	1,988,609	(69,508)
Defined benefit liabilities	247,583	244,155	(3,428)
Deferred tax liabilities	166,424	195,681	29,257
Insurance contract liabilities	12,931,995	12,782,773	(149,222)
Participation and residual liabilities in the Pictures segment	206,081	188,045	(18,036)
Other financial liabilities	386,761	451,051	64,290
Other non-current liabilities	162,379	143,530	(18,849)
Total non-current liabilities	16,159,340	15,993,844	(165,496)
Total liabilities	26,351,385	26,264,881	(86,504)
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,483,410	1,489,379	5,969
Retained earnings	6,002,407	6,366,550	364,143
Accumulated other comprehensive income	(376,063)	(558,857)	(182,794)
Treasury stock, at cost	(403,934)	(469,457)	(65,523)
Equity attributable to Sony Group Corporation’s stockholders	7,587,177	7,708,972	121,795
Noncontrolling interests	168,928	306,848	137,920
Total equity	7,756,105	8,015,820	259,715
Total liabilities and equity	34,107,490	34,280,701	173,211

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended September 30
	2023	2024	Change
Sales and financial services revenue:
Sales	2,727,012	2,971,224	244,212
Financial services revenue
Insurance revenue	143,677	156,320	12,643
Other financial services revenue	(42,066)	(221,947)	(179,881)
Total financial services revenue	101,611	(65,627)	(167,238)
Total sales and financial services revenue	2,828,623	2,905,597	76,974
Costs and expenses:
Cost of sales	1,967,475	2,044,651	77,176
Selling, general and administrative	518,729	537,437	18,708
Financial services expenses
Insurance service expenses	95,220	105,064	9,844
Insurance finance expenses (income)	(51,027)	(279,337)	(228,310)
Other financial services expenses	41,540	42,884	1,344
Total financial services expenses	85,733	(131,389)	(217,122)
Other operating (income) expense, net	(3,380)	(2,824)	556
Total costs and expenses	2,568,557	2,447,875	(120,682)
Share of profit (loss) of investments accounted for using the equity method	2,943	(2,645)	(5,588)
Operating income	263,009	455,077	192,068
Financial income	12,617	30,653	18,036
Financial expenses	18,031	35,483	17,452
Income before income taxes	257,595	450,247	192,652
Income taxes	56,439	110,422	53,983
Net income	201,156	339,825	138,669

Net income attributable to
Sony Group Corporation’s stockholders	200,105	338,496	138,391
Noncontrolling interests	1,051	1,329	278

	Yen
	Three months ended September 30
	2023	2024	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	32.44	55.93	23.49
- Diluted	32.35	55.74	23.39

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended September 30
	2023	2024	Change
Net income	201,156	339,825	138,669
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(11,087)	(2,050)	9,037
Remeasurement of defined benefit pension plans	(27)	(48)	(21)
Share of other comprehensive income of investments accounted for using the equity method	178	(4)	(182)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(623,430)	216,670	840,100
Cash flow hedges	1,928	861	(1,067)
Insurance finance income (expenses)	496,262	(113,572)	(609,834)
Exchange differences on translating foreign operations	77,654	(444,415)	(522,069)
Share of other comprehensive income of investments accounted for using the equity method	988	(5,390)	(6,378)
Other	(396)	263	659
Total other comprehensive income, net of tax	(57,930)	(347,685)	(289,755)
Comprehensive income	143,226	(7,860)	(151,086)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	141,176	(7,156)	(148,332)
Noncontrolling interests	2,050	(704)	(2,754)

Condensed Semi-annual Consolidated Statements of Income

	Yen in millions
	Six months ended September 30
	2023	2024	Change
Sales and financial services revenue:
Sales	5,011,555	5,536,585	525,030
Financial services revenue
Insurance revenue	286,427	309,232	22,805
Other financial services revenue	494,293	71,429	(422,864)
Total financial services revenue	780,720	380,661	(400,059)
Total sales and financial services revenue	5,792,275	5,917,246	124,971
Costs and expenses:
Cost of sales	3,591,985	3,829,040	237,055
Selling, general and administrative	993,668	1,080,851	87,183
Financial services expenses
Insurance service expenses	192,586	215,877	23,291
Insurance finance expenses (income)	438,325	(17,857)	(456,182)
Other financial services expenses	79,365	86,845	7,480
Total financial services expenses	710,276	284,865	(425,411)
Other operating (income) expense, net	(12,122)	(12,644)	(522)
Total costs and expenses	5,283,807	5,182,112	(101,695)
Share of profit (loss) of investments accounted for using the equity method	7,583	(951)	(8,534)
Operating income	516,051	734,183	218,132
Financial income	40,808	76,479	35,671
Financial expenses	23,230	43,548	20,318
Income before income taxes	533,629	767,114	233,485
Income taxes	114,531	191,461	76,930
Net income	419,098	575,653	156,555

Net income attributable to
Sony Group Corporation’s stockholders	417,650	570,134	152,484
Noncontrolling interests	1,448	5,519	4,071

	Yen
	Six months ended September 30
	2023	2024	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	67.70	93.84	26.14
- Diluted	67.48	93.53	26.05

Condensed Semi-annual Consolidated Statements of Comprehensive Income

	Yen in millions
	Six months ended September 30
	2023	2024	Change
Net income	419,098	575,653	156,555
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(18,004)	(17,112)	892
Remeasurement of defined benefit pension plans	(452)	(835)	(383)
Share of other comprehensive income of investments accounted for using the equity method	317	(1,144)	(1,461)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(695,972)	(215,586)	480,386
Cash flow hedges	(302)	(1,416)	(1,114)
Insurance finance income (expenses)	516,779	236,830	(279,949)
Exchange differences on translating foreign operations	363,425	(204,714)	(568,139)
Share of other comprehensive income of investments accounted for using the equity method	4,138	(1,579)	(5,717)
Other	(342)	(76)	266
Total other comprehensive income, net of tax	169,587	(205,632)	(375,219)
Comprehensive income	588,685	370,021	(218,664)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	584,604	365,683	(218,921)
Noncontrolling interests	4,081	4,338	257

Condensed Semi-annual Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income			417,650			417,650	1,448	419,098
Other comprehensive income, net of tax				166,954		166,954	2,633	169,587
Total comprehensive income			417,650	166,954		584,604	4,081	588,685
Transfer to retained earnings			1,096	(1,096)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights		(360)	(144)		7,602	7,098		7,098
Stock-based compensation		6,684				6,684		6,684
Dividends declared			(49,380)			(49,380)	(2,110)	(51,490)
Purchase of treasury stock					(38,664)	(38,664)		(38,664)
Reissuance of treasury stock		1,784			3,288	5,072		5,072
Transactions with noncontrolling interests shareholders and other		8,505				8,505	17,580	26,085
Balance at September 30, 2023	880,365	1,480,420	5,461,664	(448,712)	(251,281)	7,122,456	78,164	7,200,620

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income			570,134			570,134	5,519	575,653
Other comprehensive income, net of tax				(204,451)		(204,451)	(1,181)	(205,632)
Total comprehensive income			570,134	(204,451)		365,683	4,338	370,021
Transfer to retained earnings			(21,657)	21,657		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights and other		0	(1,631)		8,003	6,372		6,372
Stock-based compensation		10,707				10,707		10,707
Dividends declared			(54,965)			(54,965)	(4,220)	(59,185)
Purchase of treasury stock					(202,107)	(202,107)		(202,107)
Reissuance of treasury stock		1			4	5		5
Cancellation of treasury stock		(839)	(127,738)		128,577	-		-
Transactions with noncontrolling interests shareholders and other		(3,900)				(3,900)	137,802	133,902
Balance at September 30, 2024	881,357	1,489,379	6,366,550	(558,857)	(469,457)	7,708,972	306,848	8,015,820

Condensed Semi-annual Consolidated Statements of Cash Flows

	Yen in millions
	Six months ended September 30
	2023	2024
Cash flows from operating activities:
Income before income taxes	533,629	767,114
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	570,466	549,183
Other operating (income) expense, net	(12,122)	(12,644)
Gain on securities, net (other than Financial Services segment)	(10,816)	(45,774)
Share of (profit) loss of investments accounted for using the equity method, net of dividends	(333)	8,361
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(253,983)	(45,937)
Increase in inventories	(494,463)	(260,950)
Increase in investments and advances in the Financial Services segment	(780,169)	(274,308)
Increase in content assets	(264,387)	(408,541)
Increase in trade payables	304,499	381,785
Increase in insurance contract liabilities, net of insurance contract assets	588,156	195,633
Increase (decrease) in deposits from customers in the banking business	284,045	(1,019)
Increase (decrease) in borrowings in the life insurance business and the banking business	108,667	(49,911)
Decrease in taxes payable other than income taxes, net	(43,042)	(16,391)
Increase in other financial assets and other current assets	(67,148)	(39,565)
Decrease in other financial liabilities and other current liabilities	(80,846)	(78,124)
Income taxes paid	(154,830)	(102,944)
Other	(112,292)	50,321
Net cash provided by operating activities	115,031	616,289

(Continued on the following page.)

Condensed Semi-annual Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Six months ended September 30
	2023	2024
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(306,074)	(405,568)
Proceeds from sales of property, plant and equipment and other intangible assets	7,412	6,650
Payments for investments and advances (other than Financial Services segment)	(48,891)	(41,023)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	76,374	33,293
Payments for purchases of businesses and other	(67,273)	(266,496)
Proceeds from sales of businesses	-	1,404
Other	3,384	26,810
Net cash used in investing activities	(335,068)	(644,930)
Cash flows from financing activities:
Increase in short-term borrowings, net	447,839	40,649
Proceeds from issuance of long-term debt	9,769	11,085
Payments of long-term debt	(70,834)	(61,640)
Dividends paid	(49,333)	(54,931)
Payments for purchases of treasury stock	(38,664)	(202,107)
Capital contribution from non-controlling interests	-	150,804
Other	3,043	(10,834)
Net cash provided by (used in) financing activities	301,820	(126,974)
Effect of exchange rate changes on cash and cash equivalents	63,831	(22,788)
Net increase (decrease) in cash and cash equivalents	145,614	(178,403)
Cash and cash equivalents at beginning of the fiscal year	1,480,900	1,907,113
Cash and cash equivalents at end of the period	1,626,514	1,728,710

Notes to Condensed Semi-annual Consolidated Financial Statements

Business Segment Information

(Business Segments)

Segment sales and financial services revenue

	Yen in millions
	Three months ended September 30
	2023	2024	Change
Sales and financial services revenue:
Game & Network Services -
Customers	930,137	1,034,198	104,061
Intersegment	23,959	37,332	13,373
Total	954,096	1,071,530	117,434
Music -
Customers	399,360	444,000	44,640
Intersegment	9,356	4,197	(5,159)
Total	408,716	448,197	39,481
Pictures -
Customers	397,347	353,390	(43,957)
Intersegment	2,289	2,406	117
Total	399,636	355,796	(43,840)
Entertainment, Technology & Services -
Customers	603,214	605,712	2,498
Intersegment	10,326	14,047	3,721
Total	613,540	619,759	6,219
Imaging & Sensing Solutions -
Customers	374,657	509,769	135,112
Intersegment	31,659	25,798	(5,861)
Total	406,316	535,567	129,251
Financial Services -
Customers	101,611	(65,627)	(167,238)
Intersegment	2,304	2,314	10
Total	103,915	(63,313)	(167,228)
All Other -
Customers	20,418	20,555	137
Intersegment	3,807	3,334	(473)
Total	24,225	23,889	(336)
Corporate and elimination	(81,821)	(85,828)	(4,007)
Consolidated total	2,828,623	2,905,597	76,974

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended September 30
	2023	2024	Change
Operating income (loss):
Game & Network Services	48,902	138,849	89,947
Music	80,997	90,360	9,363
Pictures	29,438	18,475	(10,963)
Entertainment, Technology & Services	61,033	70,155	9,122
Imaging & Sensing Solutions	46,361	92,412	46,051
Financial Services	15,681	65,736	50,055
All Other	2,069	(6,483)	(8,552)
Total	284,481	469,504	185,023
Corporate and elimination	(21,472)	(14,427)	7,045
Consolidated operating income	263,009	455,077	192,068

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Business Segments)

Segment sales and financial services revenue

	Yen in millions
	Six months ended September 30
	2023	2024	Change
Sales and financial services revenue:
Game & Network Services -
Customers	1,685,140	1,878,486	193,346
Intersegment	40,836	57,955	17,119
Total	1,725,976	1,936,441	210,465
Music -
Customers	755,116	879,726	124,610
Intersegment	11,829	10,493	(1,336)
Total	766,945	890,219	123,274
Pictures -
Customers	717,525	689,946	(27,579)
Intersegment	2,477	3,196	719
Total	720,002	693,142	(26,860)
Entertainment, Technology & Services -
Customers	1,166,506	1,199,891	33,385
Intersegment	18,817	20,783	1,966
Total	1,185,323	1,220,674	35,351
Imaging & Sensing Solutions -
Customers	645,133	843,077	197,944
Intersegment	53,923	45,970	(7,953)
Total	699,056	889,047	189,991
Financial Services -
Customers	780,720	380,661	(400,059)
Intersegment	4,606	4,621	15
Total	785,326	385,282	(400,044)
All Other -
Customers	36,820	39,488	2,668
Intersegment	6,898	5,491	(1,407)
Total	43,718	44,979	1,261
Corporate and elimination	(134,071)	(142,538)	(8,467)
Consolidated total	5,792,275	5,917,246	124,971

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Six months ended September 30
	2023	2024	Change
Operating income (loss):
Game & Network Services	98,062	204,058	105,996
Music	154,377	176,253	21,876
Pictures	45,409	29,783	(15,626)
Entertainment, Technology & Services	116,679	134,238	17,559
Imaging & Sensing Solutions	59,092	129,059	69,967
Financial Services	70,195	95,721	25,526
All Other	4,544	(5,208)	(9,752)
Total	548,358	763,904	215,546
Corporate and elimination	(32,307)	(29,721)	2,586
Consolidated operating income	516,051	734,183	218,132

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended September 30
Sales and financial services revenue:	2023	2024	Change
Game & Network Services
Digital Software and Add-on Content	423,096	559,024	135,928
Network Services	133,887	160,779	26,892
Hardware and Others	373,154	314,395	(58,759)
Total	930,137	1,034,198	104,061
Music
Recorded Music - Streaming	173,858	189,471	15,613
Recorded Music - Others	79,881	100,765	20,884
Music Publishing	82,725	91,531	8,806
Visual Media and Platform	62,896	62,233	(663)
Total	399,360	444,000	44,640
Pictures
Motion Pictures	129,209	150,821	21,612
Television Productions	173,385	100,728	(72,657)
Media Networks	94,753	101,841	7,088
Total	397,347	353,390	(43,957)
Entertainment, Technology & Services
Televisions	161,002	161,447	445
Audio and Video	109,100	97,555	(11,545)
Still and Video Cameras	159,203	161,172	1,969
Mobile Communications	72,774	73,954	1,180
Other	101,135	111,584	10,449
Total	603,214	605,712	2,498
Imaging & Sensing Solutions	374,657	509,769	135,112
Financial Services	101,611	(65,627)	(167,238)
All Other	20,418	20,555	137
Corporate	1,879	3,600	1,721
Consolidated total	2,828,623	2,905,597	76,974

	Yen in millions
	Six months ended September 30
Sales and financial services revenue:	2023	2024	Change
Game & Network Services
Digital Software and Add-on Content	788,442	991,776	203,334
Network Services	258,386	320,125	61,739
Hardware and Others	638,312	566,585	(71,727)
Total	1,685,140	1,878,486	193,346
Music
Recorded Music - Streaming	338,745	386,134	47,389
Recorded Music - Others	152,766	203,381	50,615
Music Publishing	157,864	188,207	30,343
Visual Media and Platform	105,741	102,004	(3,737)
Total	755,116	879,726	124,610
Pictures
Motion Pictures	254,713	283,855	29,142
Television Productions	277,616	195,013	(82,603)
Media Networks	185,196	211,078	25,882
Total	717,525	689,946	(27,579)
Entertainment, Technology & Services
Televisions	296,984	290,571	(6,413)
Audio and Video	198,249	194,876	(3,373)
Still and Video Cameras	321,077	353,625	32,548
Mobile Communications	160,136	154,995	(5,141)
Other	190,060	205,824	15,764
Total	1,166,506	1,199,891	33,385
Imaging & Sensing Solutions	645,133	843,077	197,944
Financial Services	780,720	380,661	(400,059)
All Other	36,820	39,488	2,668
Corporate	5,315	5,971	656
Consolidated total	5,792,275	5,917,246	124,971

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Semi-annual Financial Services Separate Financial Statements)

The following schedules show unaudited condensed semi-annual financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS Accounting Standards, which is used by Sony to prepare its condensed semi-annual consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed semi-annual consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The consolidated column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Semi-annual Statements of Financial Position

	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2024	September 30, 2024	March 31, 2024	September 30, 2024	March 31, 2024	September 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	¥913,815	¥937,945	¥993,298	¥790,765	¥1,907,113	¥1,728,710
Investments and advances in the Financial Services segment	398,153	398,689	-	-	398,153	398,689
Trade and other receivables, and contract assets	127,016	114,322	2,033,170	2,039,829	2,158,196	2,151,146
Inventories	-	-	1,518,644	1,736,206	1,518,644	1,736,206
Other financial assets	57,254	56,011	68,111	51,860	125,365	107,871
Other current assets	50,487	14,924	625,539	635,818	669,335	644,932
Total current assets	1,546,725	1,521,891	5,238,762	5,254,478	6,776,806	6,767,554
Non-current assets:
Investments accounted for using the equity method	4,905	4,974	418,839	358,322	423,744	363,296
Investments and advances in the Financial Services segment	18,939,794	18,910,555	-	-	18,939,794	18,910,555
Investments in Financial Services, at cost	-	-	550,483	550,483	-	-
Property, plant and equipment	14,162	13,776	1,508,151	1,519,037	1,522,640	1,533,140
Right-of-use assets	76,288	76,292	428,224	445,118	503,395	520,320
Goodwill and intangible assets, including content assets	77,323	81,211	3,953,492	4,204,244	4,030,815	4,285,455
Deferred tax assets	-	-	520,613	470,692	499,550	450,066
Other financial assets	52,882	32,298	848,599	894,106	897,341	922,166
Other non-current assets	165,049	164,669	421,258	436,062	513,405	528,149
Total non-current assets	19,330,403	19,283,775	8,649,659	8,878,064	27,330,684	27,513,147
Total assets	¥20,877,128	¥20,805,666	¥13,888,421	¥14,132,542	¥34,107,490	¥34,280,701

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,802,337	¥1,789,073	¥227,979	¥291,149	¥2,030,316	¥2,080,222
Trade and other payables	61,153	76,324	2,005,112	2,206,637	2,064,905	2,280,138
Deposits from customers in the banking business	3,670,567	3,586,639	-	-	3,670,567	3,586,639
Income taxes payables	10,050	8,011	142,024	118,571	152,074	126,582
Participation and residual liabilities in the Pictures segment	-	-	251,743	230,165	251,743	230,165
Other financial liabilities	77,523	71,694	38,522	30,824	116,044	102,517
Other current liabilities	209,555	214,944	1,704,158	1,655,833	1,906,396	1,864,774
Total current liabilities	5,831,185	5,746,685	4,369,538	4,533,179	10,192,045	10,271,037
Non-current liabilities:
Long-term debt	703,106	666,596	1,355,011	1,322,013	2,058,117	1,988,609
Defined benefit liabilities	39,284	38,890	208,299	205,265	247,583	244,155
Deferred tax liabilities	36,368	63,503	165,877	167,562	166,424	195,681
Insurance contract liabilities	12,931,995	12,782,773	-	-	12,931,995	12,782,773
Participation and residual liabilities in the Pictures segment	-	-	206,081	188,045	206,081	188,045
Other financial liabilities	214,414	297,552	175,263	156,534	386,761	451,051
Other non-current liabilities	7,607	7,451	176,767	157,686	162,379	143,530
Total non-current liabilities	13,932,774	13,856,765	2,287,298	2,197,105	16,159,340	15,993,844
Total liabilities	19,763,959	19,603,450	6,656,836	6,730,284	26,351,385	26,264,881
Equity:
Stockholders’ equity of Financial Services	1,113,169	1,202,216	-	-	-	-
Stockholders’ equity of Sony without Financial Services	-	-	7,062,657	7,095,410	-	-
Sony Group Corporation’s stockholders’ equity	-	-	-	-	7,587,177	7,708,972
Noncontrolling interests	-	-	168,928	306,848	168,928	306,848
Total equity	1,113,169	1,202,216	7,231,585	7,402,258	7,756,105	8,015,820
Total liabilities and equity	¥20,877,128	¥20,805,666	¥13,888,421	¥14,132,542	¥34,107,490	¥34,280,701

Condensed Semi-annual Statements of Income

	Yen in millions
	Three months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2023	2024	2023	2024	2023	2024
Sales	¥-	¥-	¥2,728,907	¥2,973,442	¥2,727,012	¥2,971,224
Financial services revenue	103,915	(63,313)	-	-	101,611	(65,627)
Total sales and financial services revenue	103,915	(63,313)	2,728,907	2,973,442	2,828,623	2,905,597

Cost of sales	-	-	1,970,844	2,047,026	1,967,475	2,044,651
Selling, general and administrative	-	-	517,250	537,278	518,729	537,437
Financial services expenses	88,036	(129,075)	-	-	85,733	(131,389)
Other operating (income) expense, net	198	57	(3,578)	(2,881)	(3,380)	(2,824)
Total costs and expenses	88,234	(129,018)	2,484,516	2,581,423	2,568,557	2,447,875

Share of profit (loss) of investments accounted for using the equity method	-	31	2,943	(2,676)	2,943	(2,645)

Operating income	15,681	65,736	247,334	389,343	263,009	455,077

Financial income (expenses), net	-	-	(5,416)	(4,830)	(5,414)	(4,830)

Income before income taxes	15,681	65,736	241,918	384,513	257,595	450,247

Income taxes	4,849	18,996	51,590	91,296	56,439	110,422

Net income	10,832	46,740	190,328	293,217	201,156	339,825

Net income of Financial Services	¥10,686	¥46,740	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥189,422	¥291,888	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥200,105	¥338,496

Net income attributable to noncontrolling interests	¥146	¥-	¥906	¥1,329	¥1,051	¥1,329

	Yen in millions
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2023	2024	2023	2024	2023	2024
Sales	¥-	¥-	¥5,014,696	¥5,540,878	¥5,011,555	¥5,536,585
Financial services revenue	785,326	385,282	-	-	780,720	380,661
Total sales and financial services revenue	785,326	385,282	5,014,696	5,540,878	5,792,275	5,917,246

Cost of sales	-	-	3,598,406	3,833,629	3,591,985	3,829,040
Selling, general and administrative	-	-	990,379	1,080,552	993,668	1,080,851
Financial services expenses	714,882	289,486	-	-	710,276	284,865
Other operating (income) expense, net	249	144	(12,371)	(12,790)	(12,122)	(12,644)
Total costs and expenses	715,131	289,630	4,576,414	4,901,391	5,283,807	5,182,112

Share of profit (loss) of investments accounted for using the equity method	-	69	7,583	(1,020)	7,583	(951)

Operating income	70,195	95,721	445,865	638,467	516,051	734,183

Financial income (expenses), net	-	-	67,612	32,931	17,578	32,931

Income before income taxes	70,195	95,721	513,477	671,398	533,629	767,114

Income taxes	20,754	27,496	93,777	163,966	114,531	191,461

Net income	49,441	68,225	419,700	507,432	419,098	575,653

Net income of Financial Services	¥49,144	¥68,225	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥418,548	¥501,913	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥417,650	¥570,134

Net income attributable to noncontrolling interests	¥297	¥-	¥1,152	¥5,519	¥1,448	¥5,519

Condensed Semi-annual Statements of Cash Flows

	Yen in millions
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2023	2024	2023	2024	2023	2024
Cash flows from operating activities:
Income (loss) before income taxes	¥70,195	¥95,721	¥513,477	¥671,398	¥533,629	¥767,114
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	13,905	13,622	556,561	535,561	570,466	549,183
Other operating (income) expense, net	249	144	(12,371)	(12,790)	(12,122)	(12,644)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	(10,816)	(45,774)	(10,816)	(45,774)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	143	12,697	(246,880)	(59,645)	(253,983)	(45,937)
(Increase) decrease in inventories	-	-	(494,463)	(260,950)	(494,463)	(260,950)
(Increase) decrease in investments and advances in the Financial Services segment	(780,169)	(274,308)	-	-	(780,169)	(274,308)
(Increase) decrease in content assets	-	-	(264,387)	(408,541)	(264,387)	(408,541)
Increase (decrease) in trade payables	(4,668)	18,043	302,093	365,253	304,499	381,785
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	588,156	195,633	-	-	588,156	195,633
Increase (decrease) in deposits from customers in the banking business	284,045	(1,019)	-	-	284,045	(1,019)
Increase (decrease) in borrowings in the life insurance business and the banking business	108,667	(49,911)	-	-	108,667	(49,911)
Increase (decrease) in taxes payable other than income taxes, net	893	(184)	(43,935)	(16,207)	(43,042)	(16,391)
Other	(42,663)	33,655	(373,024)	(196,148)	(415,449)	(161,951)
Net cash provided by (used in) operating activities	238,753	44,093	(73,745)	572,157	115,031	616,289

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(9,518)	(14,694)	(296,566)	(390,925)	(306,074)	(405,568)
Payments for investments and advances (other than Financial Services segment)	-	-	(48,891)	(41,023)	(48,891)	(41,023)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	76,374	33,293	76,374	33,293
Other	(13)	(108)	(56,464)	(231,524)	(56,477)	(231,632)
Net cash provided by (used in) investing activities	(9,531)	(14,802)	(325,547)	(630,179)	(335,068)	(644,930)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(5,725)	(5,456)	392,499	(4,450)	386,774	(9,906)
Dividends paid	(50,037)	-	(49,333)	(54,931)	(49,333)	(54,931)
Other	258	295	(35,809)	(62,342)	(35,621)	(62,137)
Net cash provided by (used in) financing activities	(55,504)	(5,161)	307,357	(121,723)	301,820	(126,974)

Effect of exchange rate changes on cash and cash equivalents	-	-	63,831	(22,788)	63,831	(22,788)

Net increase (decrease) in cash and cash equivalents	173,718	24,130	(28,104)	(202,533)	145,614	(178,403)
Cash and cash equivalents at beginning of the fiscal year	756,493	913,815	724,407	993,298	1,480,900	1,907,113
Cash and cash equivalents at end of the period	¥930,211	¥937,945	¥696,303	¥790,765	¥1,626,514	¥1,728,710

Going Concern Assumption

Not Applicable

Accounting Policy and Other Information

(Changes in accounting policies)

Sony newly adopted the following accounting standards from the fiscal year ending March 31, 2025:

Amendments to IAS 1 “Presentation of Financial Statements”

In January 2020, the International Accounting Standards Board (“IASB”) issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1).” The amendments clarify the right of a company to defer settlement of a liability, which is one of the existing requirements when classifying a liability to current or non-current. In addition, in October 2022, the IASB issued “A Non-current Liability with Covenants (Amendments to IAS 1).” The amendments require companies to disclose information about covenants in order for investors to understand the risk that such non-current debt with covenants could become repayable within twelve months. Both of these amendments were effective for Sony as of April 1, 2024. The adoption of these amendments has no material impact on Sony’s results of operations and financial position.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”

In May 2023, the IASB issued “Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).” These amendments require companies to disclose information about supplier finance arrangements and were effective for Sony as of April 1, 2024. Since these amendments only affect disclosures, they have no impact on Sony’s results of operations and financial position.

(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended September 30
	2023	2024
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	200,105	338,496

	Thousands of shares
	Three months ended September 30
	2023	2024
Weighted-average shares outstanding for basic EPS computation	6,167,941	6,051,720
Effect of dilutive securities:
Stock options	16,851	16,593
Restricted stock units	1,323	4,892
Weighted-average shares for diluted EPS computation	6,186,115	6,073,205

	Yen in millions
	Six months ended September 30
	2023	2024
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	417,650	570,134

	Thousands of shares
	Six months ended September 30
	2023	2024
Weighted-average shares outstanding for basic EPS computation	6,169,576	6,075,284
Effect of dilutive securities:
Stock options	18,442	15,397
Restricted stock units	1,369	4,756
Weighted-average shares for diluted EPS computation	6,189,387	6,095,437

Note:

Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. Basic and diluted EPS are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

(Segmentation)

The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on content. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Supplemental cash flow information)

During the six months ended September 30, 2024, Sony established a new joint venture in the Music segment with a third party partner, which acquired interests in companies that own certain music and other assets (the “target companies”) as well as music assets directly from other rights holders. Sony consolidated the joint venture through Sony’s majority interest and reflected the consideration of 133,064 million yen for the acquisition of the interests in the target companies in cash flows from investing activities as “Payments for purchases of businesses and other.” Sony primarily recognized 116,289 million yen of content assets (music catalogs) and 11,501 million yen of other intangible assets from the acquisition of the interests in the target companies. The acquisition of the interests in the target companies is accounted for as an acquisition of a group of assets that does not constitute a business. The consideration for the content assets (music catalogs) directly acquired from other rights holders was 84,382 million yen, which was recorded in cash flows from operating activities as “Increase in content assets.”

Subsequent Event

Sony Group Corporation approved the implementation of a stock split of its common stock as follows at the meeting of its Board of Directors held on May 14, 2024.

1. Method of Stock Split

Each share of Sony Group Corporation’s common stock owned by shareholders whose names appear on the register of shareholders as of the close of the record date of September 30, 2024, was split into five (5) shares per share.

2. Number of shares increased by Stock Split

(i) Total number of issued shares before stock split:	1,248,619,589 shares
(ii) Number of shares increased by stock split:	4,994,478,356 shares
(iii) Total number of issued shares following stock split:	6,243,097,945 shares
(iv) Total number of authorized shares following stock split:	18,000,000,000 shares

3. Schedule of Stock Split

(i) Public notice of record date:	September 13, 2024
(ii) Record date:	September 30, 2024
(iii) Effective date:	October 1, 2024

4. Partial Amendment to Articles of Incorporation

Sony Group Corporation amended its Articles of Incorporation to increase the total number of shares authorized to be issued by Sony Group Corporation from 3.6 billion to 18.0 billion, in accordance with Article 184, Paragraph 2 of the Companies Act of Japan, effective on October 1, 2024, which is the effective date of the stock split.

5. Impact on per share information

Refer to “Accounting Policy and Other Information (Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock).”

Overview of Operating Results

For the overview of operating results for the second quarter ended September 30, 2024, including the results forecast for the fiscal year ending March 31, 2025, please refer to “Q2 FY2024 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the TDnet of the TSE, the EDGAR system of the SEC and the website of Sony Group Corporation.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.